Form 10-K405, Exhibit 13
period 1996-12-31
INSIGNIA SYSTEMS INC/MN
filed 1997-03-28
CIK 875355

ANNUAL REPORT '96

BUSINESS DESCRIPTION
Insignia Systems, Inc. (the "Company") is the leading marketer of printing equipment, software and related print media products used by retailers to produce their promotional and point-of-sale display materials in-store. Today, Insignia has over 25,000 customers worldwide using SIGNright(TM), the Impulse(R) Retail System or Stylus(R) Sign & Label Works software to easily create and print professional point-of-sale signs, labels, posters and flyers. The Company's mission is to help retailers compete more effectively by providing easy-to-use systems and high quality print media supplies. The Company obtains initial revenue from the sale of sign production equipment and software, and recurring revenue from the sale of sign and label supplies and accessories used with them.

The Company markets its sign systems, accessories and supplies in the United States principally through an innovative telesales and direct marketing process. The in-house telesales professionals are a developing strategic asset and are supported by an integrated direct marketing program which includes direct mail, advertising and attendance at numerous trade shows. The Company uses independent distributors in the United Kingdom, Canada, Spain, Australia and over twenty other foreign markets.

TABLE OF CONTENTS

Financial Highlights............................................. 2
Letter to Shareholders........................................... 3
Financial Review................................................. 4
Balance Sheets................................................... 8
Statements of Operations......................................... 9
Statement of Changes in Stockholders' Equity.................... 10
Statements of Cash Flows........................................ 11
Notes to Financial Statements................................... 12
Report of Independent Auditors.................................. 19
Stockholder Information......................................... 20



Financial Highlights
(In thousands, except per share amounts)

For the Years Ended
December 31                              1996        1995        1994        1993       1992

Net sales                             $ 14,667    $ 15,547    $ 16,304    $ 14,249   $ 11,200
Operating income (loss)                   (999)     (1,470)       (947)        232        356
Net income (loss)                         (999)     (1,451)       (909)        366        517
Net income (loss) per share           $   (.18)   $   (.27)   $   (.17)   $    .07   $    .10
Weighted average shares and
   share equivalents outstanding         5,404       5,360       5,203       5,254      5,321
Working capital                       $  3,512    $  4,351    $  4,952    $  6,094   $  6,140
Total assets                             6,426       6,832       8,107       8,094      7,997
Long-term debt and lease obligation        289         383         -            13         27
Total stockholders' equity               4,174       5,118       6,413       7,156      6,769


TO OUR SHAREHOLDERS

In fiscal 1996, net sales were slightly lower than 1995 and we had a net loss of approximately $1,000,000 or $.18 per share. On the surface our net sales history over the last three years would indicate a very "flat" business. However, a closer look would indicate that we have continued to build value within each one of the Company's existing products.

Part of the flat sales resulted from the $2,000+ price point on our Impulse(R) Retail System. Unfortunately, the Company could not lower its prices on the Impulse Retail System because equipment costs were increasing as the yen strengthened against the dollar. In 1995, the technology to develop a replacement sign making machine at lower costs became available to the Company, and by late 1996, the Company had developed and launched SIGNright(TM), with packages starting as low as $995. The SIGNright system totally replaced the Impulse Retail System. As is frequently the case, when a new product is introduced which totally replaces the old product, there is a short term falloff in sales volume until the transition is completed. We feel that this transition has been completed and expect the placements of SIGNright systems to increase during the remaining quarters.

During all of this time, the Company continues to sell more sign making machines. Each machine generates about $300 in sales of Insignia's proprietary and patented sign cards. We expect the revenue from the sale of sign cards to increase each year. The Company expects to sell many more SIGNright systems annually which will continue to drive additional sales of the proprietary sign card. With a projected 30,000 machines in the field by 1998, the Company should have annual revenues of $7-$9 million from its "razor blade" business. At 30,000 machines, Insignia would still own less than 5% of the domestic market.

The Company's Stylus(R) Sign & Label Works net sales tripled between 1995 and 1996 and the national roll-out of the Stylus product has been very successful. Stylus installations at chain retail customers include Toys `R' Us(R), Computer City(R), Sportmart(R), Dillard's(R), Kroger(R) and many others. In addition, the Company is beginning to obtain sign and label business from many of the Stylus customers.

As a result of the development of our Stylus software, the Company believes it is in the best position to apply this technology and its merchandising expertise to the increased need on behalf of major consumer product manufacturers to increase their in-store marketing efforts. By leveraging the Company's knowledge and experience with the power of its software, the Company has created a new opportunity for retailers and manufacturers, called Insignia POPS. Insignia POPS `software services will be offered to brand manufacturers who can use the Company's signage and database systems to deliver their own merchandising messages directly to the retailer's sign. This program will be funded out of the manufacturers' direct-to-consumer promotional budget. The Insignia POPS program has successfully completed an in-market test with Kroger, General Mills(R), Oscar Mayer(R) and ConAgra(R). The test was arranged and analyzed by Ernst & Young LLP, and showed positive results for both brandedmanufacturers and retailers. Based upon these tests, the Company initiated the development of the Insignia POPS program. The Company expects the Insignia POPS program to become a preferred signage choice by both branded product manufacturers and retailers and to have national presence as quickly as possible, perhaps as early as the first quarter of 1998.

We are confident that the "value building" within the Company that we have accomplished over the last few years will result in a very successful 1997. Thank you for your support.



/s/ G.L. Hoffman
G.L. Hoffman
Chairman, President and Chief Executive Officer



FINANCIAL REVIEW
The Company was incorporated in January 1990 and from September 1990 until November 1996 sold its Impulse(R) Retail System. In November 1996, the Company replaced the Impulse Retail System with the SIGNright(TM) system, which performs essentially the same functions. The SIGNright system is being sold primarily by in-house telemarketers and independent sales representatives in the United States and through foreign distributors. During 1993 the Company began selling Stylus(R), a PC-based sign and label software system.

The following table sets forth, for the periods indicated, certain items in the Company's statements of operations as a percentage of net sales.


Year Ended December 31             1996        1995        1994

Net Sales                         100.0%      100.0%      100.0%
Cost of Sales                      48.2        47.2        42.1

Gross Profit                       51.8        52.8        57.9

Operating Expenses:
   Sales and Marketing             42.5        45.1        47.1
   General and Administrative       3.3         3.1         2.9
   Product Development             12.8        14.0        13.7

Total Operating Expenses           58.6        62.2        63.7

Operating Loss                     (6.8)       (9.4)       (5.8)
Other Income                         -          0.1         0.3

Net Loss                           (6.8)%      (9.3)%      (5.5)%


RESULTS OF OPERATIONS:

NET SALES. Net sales for the year ended December 31, 1996 decreased 6% to $14,667,000 compared to sales of $15,547,000 in 1995. Net sales for 1995 decreased 5% compared to sales of $16,304,000 in 1994.

The decrease in sales in 1996 resulted primarily from a flat demand for the Impulse due to winding down of the sales of the Impulse machine and a steady, but slowly increasing demand for SIGNright during the introductory period. The decrease in sales in 1995 resulted from a reduction in the Company's sales and marketing personnel along with a flat demand for the Impulse.

GROSS PROFIT. The Company's gross profit decreased 7% in 1996 to $7,604,000 as compared to 1995. The gross profit decreased 13% in 1995 as compared to 1994. Gross profit as a percentage of net sales decreased to 51.8% for 1996 compared to 52.8% for 1995 and 57.9% in 1994. The decrease in 1995 and 1996 was due to a higher proportion of sales of lower margin products and the overall decrease in net sales. The Company's foreign sales were 16% in 1995 and 1996 compared to 12% in 1994. The Company expects that sales to foreign distributors will be approximately 20% in 1997.

FINANCIAL REVIEW

OPERATING EXPENSES. Operating expenses decreased 11% in 1996 and 7% in 1995. The Company initiated a downsizing and expense reduction effort during the third quarter of 1995 which continued to reduce the overall operating expense levels during 1996. Sales expenses decreased 8% in 1995 and 8% in 1996, which reflected lower commissions due to decreased sales. Marketing expenses decreased 10% in 1995 and 19% in 1996, due to the expense reduction effort. General and administrative expenses decreased 2% in 1995 and 14% in 1996. The decrease in general and administrative expenses was primarily due to the downsizing and expense reduction initiated in the third quarter of 1995. Product development expenses increased 5% in 1996 and 1% in 1995 as the Company continued to reduce its development activities. The Company expects that its operating expenses will remain flat as the Company continues to closely monitor its operating expenses.

Operating expenses as a percentage of net sales were 59% in 1996 compared to 62% in 1995 and 64% in 1994. The decrease as a percentage of net sales in 1996 was due primarily to the continued expense reduction effort. The Company expects its operating expenses as a percentage of net sales to further decrease as sales increase faster than expenses and the Company is able to leverage its fixed expenses. The Company expects its net sales to increase at a faster rate than operating expenses as the Company's telemarketing personnel continue to sell machines to new customers and the demand for sign card from current customers continues to increase as more machines are sold.

NET LOSS. The Company had a net loss of $999,000 in 1996 compared to a net loss of $1,451,000 in 1995 and a net loss of $909,000 in 1994. The loss in 1996 was due to a decrease in margins due to a high proportion of sales of lower margin products and decreased net sales.

LIQUIDITY AND CAPITAL RESOURCES:

The Company has financed its operations with proceeds from public and private equity placements and funds from operations. At December 31, 1996, working capital was $3,512,000 compared to $4,351,000 at December 31, 1995. Cash, cash equivalents and marketable securities decreased $489,000 to $598,000 at December 31, 1996.

Net cash decreased $783,000 due to operating activities, primarily due to the net loss, the decrease in accounts payable and the increase in accounts receivable. Accounts payable decreased $102,000 during 1996 primarily due to the difference in the purchasing schedule for the SIGNright systems. Accounts receivable increased $479,000 during 1996 due to some very large Stylus sales during the later part of 1996. The Company expects accounts receivable to remain relatively flat during 1997. The Company expects inventory levels to grow as sales volume increases.

Net cash of $12,000 was provided by investing activities. The net cash increase was due to the maturity of marketable securities in the amount of $1,469,000 offset by the purchase of marketable securities in the amount of $1,114,000 and the purchase of property and equipment of $342,000.

Net cash of $635,000 was provided by financial activities, primarily due to proceeds from the line of credit of $673,000 and proceeds from the issuance of common stock of $47,000 offset by principal payments on long-term debt of $84,000.

The Company anticipates that its working capital needs will continue to increase due to the expected growth in the business. In January 1997, the Company received an additional $2,900,000 of proceeds from the sale of common stock. The Company believes that, with the proceeds from this additional equity placement, it will have sufficient capital resources to fund its current business operations and anticipated growth for the foreseeable future.

FORWARD LOOKING STATEMENTS:

Certain statements contained herein and in the following section and like statements elsewhere in this report are forward looking statements. Actual results could differ materially from those anticipated as a result of various factors. Set forth below are the principal factors and risks considered most likely to cause actual results to differ materially from management's expectations.

Significant risk factors, while not all inclusive, are:

1. IMPACT OF COSTS OF CONVERTING U.S. DOLLARS TO JAPANESE YEN.
The SIGNright is purchased by the Company from a Japanese manufacturer and the purchase price is stated in yen. Currency exchange rates could therefore affect the cost of the SIGNright system to the Company.

2. COST OF THE RAW MATERIAL.
The Company's printing gross margin percentage is a sensitive function of the cost of the raw paper materials.

3. RESULTS OF INSIGNIA POPS PROGRAM.
It will be necessary to achieve results from the Insignia POPS program that are comparable to the initial Insingia POPS test program in order to achieve revenues for the Insingia POPS program at the rate anticipated by the Company.

4. BUSINESS CONDITIONS OF THE GENERAL ECONOMY.

5. INSTALLATION OF SOFTWARE AND AVAILABILITY OF HARDWARE.
The Company's ability to contract with the planned number of retailers will depend on a number of factors, including timely installation of software, locating retailers with adequate hardware, and conducting the necessary training.

6. RELIANCE ON LICENSED PROPRIETARY RIGHTS.
All patents on or other proprietary rights to the Impulse and SIGNright systems, and the associated bar-codes on the sign cards, are held by a third-party developer (the "Developer"), which is independent of the Company. The Company has a non-exclusive license to market and sell (but not manufacture) the Impulse and SIGNright systems. A patent covering certain aspects of the Impulse system has been obtained in the Developer's name by the Company and a patent application covering certain aspects of the SIGNright product has been applied for in the Developer's name by the Company. There is no assurance that any such patents would offer the Company a meaningful competitive advantage, since competitors might employ non-infringing technology, and such patents may be subject to challenge by third parties. Any disruption in the Company's relationship with the Developer or termination of the Company's license with the Developer could have a serious adverse effect on the Company.

7. SINGLE SOURCE SUPPLIER OF SIGNright MACHINES.
The Company does not have, and has no plans to develop, any in-house manufacturing capability. The Company obtains the SIGNright machine from a Japanese supplier (the "Supplier") which was designated by the Developer. Any significant disruption in the Company's relationship with the Supplier, or failure by the Supplier to make timely deliveries of quality product, could have a serious adverse effect on the Company.

8. SIGN CARD REVENUE.
The Company derives a significant portion of its revenue from the sale of the bar-coded sign cards required by the Impulse and SIGNright systems. If a substantial number of customers discontinue the use of the sign card there could be a serious adverse effect on the Company's revenue.

9. COMPETITION.

The Company's SIGNright product faces competition from numerous sources, including handmade signs, large computer systems using customized software, and personal computers with sign-making software and laser printers. For the Stylus product, the Company's two major competitors are dSIGN, Inc. (a privately-held company based in Seattle, WA) and Electronic Label Technology, Inc. (a privately-held company based in Oklahoma City, OK). Insignia POPS will be competing for the marketing expenditures of branded product manufacturers, who use various forms of point-of-purchase marketing methods, such as displays, coupons, in-store samples, etc. There is no assurance that Insignia POPS will compete successfully with these traditional marketing methods.

10. DEPENDENCE ON KEY EMPLOYEES.

The Company is highly dependent upon the services of its present officers, and the loss of any of them could have a material adverse effect on the Company. None of the Company's officers are bound by employment or non-competition agreements with the Company. The success of the Company will also depend on its ability to attract and retain capable sales and marketing personnel.



BALANCE SHEETS

As of December 31                                                      1996              1995

ASSETS
Current Assets:
     Cash and cash equivalents                                   $    448,668      $    583,613
     Marketable securities                                            149,427           503,906
     Accounts receivable - net of $135,000 allowance in 1996
       and $89,000 in 1995                                          2,644,851         2,235,374
     Inventories                                                    2,015,963         2,027,566
     Prepaid expenses                                                 215,562           331,618

     Total Current Assets                                           5,474,471         5,682,077

PROPERTY AND EQUIPMENT:
     Production tooling, machinery and equipment                    1,862,311         2,107,719
     Office furniture and fixtures                                    364,119           363,075
     Computer equipment                                               780,675           710,573
     Leasehold improvements                                           312,420           312,420

                                                                    3,319,525         3,493,787
     Accumulated depreciation and amortization                     (2,368,221)       (2,344,271)

     Total Property and Equipment                                     951,304         1,149,516


TOTAL ASSETS                                                     $  6,425,775      $  6,831,593


LIABILITIES AND STOCKHOLDERS' EQUITY
   CURRENT LIABILITIES:
     Accounts payable                                            $    682,161      $    784,051
     Accrued compensation and benefits                                229,019           222,702
     Accrued expenses                                                  93,534           114,562
     Other                                                            191,077           125,373
     Line of credit                                                   673,281               -
     Current portion of long-term debt                                 93,391            84,497

     Total Current Liabilities                                      1,962,463         1,331,185

LONG-TERM DEBT                                                        289,326           382,717
COMMITMENTS (SEE NOTES 4 & 8)

STOCKHOLDERS' EQUITY:
     Common stock, par value $.01:
         Authorized shares - 20,000,000
         Issued and outstanding shares -
           5,403,858 in 1996 and
           5,361,006 in 1995                                           54,039            53,610
     Additional paid-in capital                                    10,102,397        10,056,117
     Unearned compensation                                             (7,313)          (16,125)
     Accumulated deficit                                           (5,975,137)       (4,975,911)

     Total Stockholders' Equity                                     4,173,986         5,117,691

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $  6,425,775      $  6,831,593



                                                          SEE ACCOMPANYING NOTES



STATEMENTS OF OPERATIONS

Year Ended December 31                   1996              1995              1994

NET SALES                            $ 14,667,382      $ 15,546,723      $ 16,303,543
Cost of Sales                           7,063,836         7,339,659         6,863,681

   Gross Profit                         7,603,546         8,207,064         9,439,862

OPERATING EXPENSES:
   Sales                                4,381,247         4,738,794         5,146,208
   Marketing                            1,845,730         2,280,458         2,537,884
   Product development                    498,160           476,549           473,477
   General and administrative           1,877,411         2,181,165         2,229,395

     Total Operating Expenses           8,602,548         9,676,966        10,386,964

       Operating Loss                    (999,002)       (1,469,902)         (947,102)

OTHER INCOME (EXPENSE):
   Interest income                         46,751            62,551           104,597
   Interest expense                       (64,911)          (23,828)           (2,799)
   Other income (expense)                  17,936           (20,223)          (63,373)

     NET LOSS                        $   (999,226)     $ (1,451,402)     $   (908,677)

Net loss per share                   $       (.18)     $       (.27)     $       (.17)

Weighted average shares and
   share equivalents outstanding        5,403,741         5,359,918         5,202,646



                                                          SEE ACCOMPANYING NOTES

8


STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                Additional
                                        Common Stock              Paid-In        Unearned        Accumulated
                                    Shares          Amount         Capital      Compensation        Deficit          Total

BALANCE AT JAN. 1, 1994            5,058,510     $    50,585     $ 9,777,142     $   (56,250)     $(2,615,832)     $ 7,155,645
Exercise of stock options            108,647           1,086          50,914               -                -           52,000
Employee stock purchase plan          49,279             493          93,630               -                -           94,123
Amortization of stock grant                -               -               -          20,062                -           20,062
Net loss                                   -               -               -               -         (908,677)        (908,677)


BALANCE AT DEC. 31, 1994           5,216,436          52,164       9,921,686         (36,188)      (3,524,509)       6,413,153
Exercise of stock options             54,077             541          29,459               -                -           30,000
Employee stock purchase plan          90,493             905         104,972               -                -          105,877
Amortization of stock grant                -               -               -          20,063                -           20,063
Net loss                                   -               -               -               -       (1,451,402)      (1,451,402)


BALANCE AT DEC. 31, 1995           5,361,006          53,610      10,056,117         (16,125)      (4,975,911)       5,117,691
Employee stock purchase plan          42,852             429          46,280               -                -           46,709
Amortization of stock grant                -               -               -           8,812                -            8,812
Net loss                                   -               -               -               -         (999,226)        (999,226)

BALANCE AT DEC. 31, 1996           5,403,858     $    54,039     $10,102,397     $    (7,313)     $(5,975,137)     $ 4,173,986


                                                          SEE ACCOMPANYING NOTES

STATEMENTS OF CASH FLOWS

Year Ended December 31                                                                   1996             1995             1994
OPERATING ACTIVITIES:
   Net loss                                                                          $  (999,226)     $(1,451,402)     $  (908,677)
   Adjustments to reconcile net loss to net cash
     used in operating activities:
       Depreciation and amortization                                                     540,192          647,667          584,720
       Provision for bad debt expense                                                     70,000           80,500           40,000

       Provision for obsolete inventory                                                   47,500           79,616           10,000
       Amortization of unearned compensation                                               8,812           20,063           20,062

   Changes in operating assets and liabilities:
       Accounts receivable                                                              (479,477)           5,784         (345,409)

       Inventories                                                                       (35,897)        (181,208)        (532,298)
       Prepaid expenses                                                                  116,056          102,014          (82,938)
       Accounts payable                                                                 (101,890)        (347,182)         718,070
       Accrued compensation and benefits                                                   6,317          (79,358)         106,051
       Accrued expenses and other                                                         44,676          (21,001)         (41,044)

       Net Cash Used in Operating Activities                                            (782,937)      (1,144,507)        (431,463)

INVESTING ACTIVITIES:
   Purchases of property and equipment                                                  (341,980)        (335,595)        (971,756)
   Purchase of marketable securities                                                  (1,114,271)        (510,154)         (72,266)
   Maturity/sale of marketable securities                                              1,468,750        1,036,923        1,563,118

       Net Cash Provided By Investing Activities                                          12,499          191,174          519,096


FINANCING ACTIVITIES:
   Net change in line of credit                                                          673,281                -                -
   Proceeds from issuance of long-term debt                                                    -          500,000                -
   Proceeds from issuance of Common Stock                                                 46,709          135,877          146,123
   Payments on capital lease obligations                                                       -                -          (26,815)
   Principal payments on long-term debt                                                  (84,497)         (32,786)               -

       Net Cash Provided by Financing Activities                                         635,493          603,091          119,308

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                        (134,945)        (350,242)         206,941
Cash and Cash Equivalents at Beginning of Year                                           583,613          933,855          726,914

CASH AND CASH EQUIVALENTS AT END OF YEAR                                             $   448,668      $   583,613      $   933,855

                                                          SEE ACCOMPANYING NOTES


NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF BUSINESS. Insignia Systems, Inc. (the "Company") develops and markets signage and related products to retail markets. Its current product, the SIGNright(TM) system, is an easy-to-use, affordable sign making system. The system produces high quality signs on sign cards provided by the Company. The product is being sold primarily by telephone sales representatives and independent sales representatives. The Company also sells through foreign distributors. The Company's second major product, tradenamed Stylus(R), is a PC-based sign and label software system. It is sold through direct sales as well as by telephone sales representatives.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.
CASH EQUIVALENTS. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

REVENUE RECOGNITION. The Company recognizes revenue at the time the products are shipped to customers.

MARKETABLE SECURITIES. Marketable securities are composed of debt securities and are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in other income.

INVENTORIES. Inventories are primarily comprised of Impulse(R) machines, SIGNright machines, sign cards, and accessories. Inventory is valued at lower of cost or market using the first-in, first-out (FIFO) method.

PROPERTY AND EQUIPMENT. Property and equipment is recorded at cost. Depreciation and amortization is provided on a straight line basis over three to five years. Leasehold improvements are amortized over the shorter of the term of the lease or life of the asset.

PRODUCTION TOOLING COSTS. Expenditures relating to the purchase and installation of production tooling are capitalized and amortized on a purchased units basis.

INCOME TAXES. Income taxes are accounted for under the liability method. Deferred income taxes are provided for temporary differences between financial reporting and tax bases of assets and liabilities.

STOCK-BASED COMPENSATION. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 (APB 25) and related interpretations in accounting for its plans. Under APB25, when the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

IMPAIRMENT OF LONG-LIVED ASSETS. The Company will record impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

USE OF ESTIMATES. The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

NET LOSS PER SHARE. Net loss per share is computed by dividing the net loss by the weighted average number of shares of Common Stock and Common Stock equivalents outstanding during the period.

ADVERTISING COSTS. Advertising costs are charged to operations as incurred. Advertising expenses were approximately $768,786, $989,520 and $864,128 in 1996, 1995 and 1994, respectively.

RESEARCH AND DEVELOPMENT. Research and development expenditures are charges to operations as incurred. Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant. All research and development costs have been expensed.

3. MARKETABLE SECURITIES. Marketable securities consist of U.S. Treasury Debt Securities which mature in October, 1997. Approximately $140,000 of these notes are pledged as collateral for the loan agreement (see Note 7). Investments are classified as available-for-sale and are stated at amortized cost which approximates fair market value. During 1994, realized losses on sales of investments totalled $84,000.

4. COMMITMENTS.
PRODUCT DESIGN AGREEMENTS. The Company entered into an exclusive agreement with the developer of the Impulse machine whereby in exchange for all rights to market the product, the Company would pay royalties of $21 per machine purchased by the Company and was to make all reasonable efforts to purchase 20,000 units by December 31, 1994. Since the Company did not purchase the required number of units by December 31, 1994, the Company no longer has a guarantee of exclusivity. However, the developer does not intend to grant similar rights to another company. The Company could regain the guarantee of exclusive rights by prepaying royalties on any remaining units. The Company has ceased selling the Impulse machine as of December 31, 1996.

The Company has an exclusive licensing agreement for a bar-code used with the Impulse Retail System and SIGNright system. The Company has agreed to pay royalties totaling 1% of net sales on all paper and supplies using the bar-code technology.

The Company has the rights to use and distribute certain fontware technology developed for its Impulse Retail System. The agreement required a one time payment of $25,000 for source code rights and $1,500 for each fontware outline licensed. In addition, the Company has agreed to pay royalties of $3.75 per fontware outline sold.

HARDWARE PURCHASE AGREEMENT. The Company has a purchase agreement with a Japanese company that holds the rights to supply its SIGNright machine. In addition, before beginning production, the Company paid for tooling, equipment and development expenditures of approximately $248,000. The purchase price for the SIGNright machine is payable in Japanese yen and therefore the dollar value of such payments may fluctuate with exchange rates.

5. INCOME TAXES. At December 31, 1996, the Company had net operating loss carryforwards of approximately $5,200,000 which are available to offset future taxable income through 2011. These carryforwards are subject to the limitations of Internal Revenue Code Section 382. This section provides limitations on the availability of net operating losses to offset current taxable income if significant ownership changes have occurred for federal tax purposes.

Significant components of the deferred tax assets are as follows:



As of December 31                         1996               1995

DEFERRED TAX ASSETS:

Net operating loss carryforwards       $ 1,919,100        $ 1,655,300

Depreciation and amortization              119,200             49,700

Accounts receivable allowance               50,100             32,800

Allowance for machine returns               15,900             27,400

Inventory reserve                           44,500             39,900

Other                                       51,500             39,700

Total deferred tax asset                 2,200,300          1,844,800

Valuation allowance                     (2,200,300)        (1,844,800)

Net deferred tax assets                 $        -             $    -



6. STOCK OPTIONS, WARRANTS AND AWARDS.
STOCK OPTION PLAN. The Company has a stock option plan for its employees and directors. Under the terms of the plan, the Company grants incentive stock options to employees at an exercise price at or above 100% of fair market value on the date of grant. The plan also allows the Company to grant non-qualified options at an exercise price of less than 100% of fair market value at the date of grant. The stock options expire five years after the date of grant and typically vest in one-third increments on the first, second and third anniversaries of the grant date.

The following table summarizes activity under the plan:

                                     Plan                Plan              Weighted
                                    Shares              Options         Average Exercise
                               Available For Grant     Outstanding     Price Per Share

Balance at December 31, 1993         11,267              433,400        $   1.73
   Shares reserved                  100,000                    -
   Granted                          (64,900)              64,900            2.59
   Cancelled                          9,753               (9,753)           2.26
   Exercised                              -             (108,647)           0.51

Balance at December 31, 1994         56,120              379,900            2.10
   Granted                         (126,500)             126,500            1.42
   Cancelled                        117,223             (117,223)           1.99
   Exercised                              -              (54,077)           0.53

Balance at December 31, 1995         46,843              335,100            2.16
   Shares reserved                  300,000                    -               -
   Granted                         (223,400)             223,400            1.92
   Cancelled                         99,300              (99,300)           2.25
   Exercised                              -                    -               -

Balance at December 31, 1996        222,743              459,200        $   1.79

The number of options exercisable under the plan were:

   December 31, 1994                288,313
   December 31, 1995                218,805
   December 31, 1996                267,262



The following table summarizes information about the stock options outstanding at December 31, 1996:

                                       Options Outstanding                        Options Exercisable

                                             Weighted         Weighted                           Weighted
          Range Of                            Average          Average           Number           Average
          Exercise          Number           Remaining     Exercise Price    Exercisable at   Exercise Price
           Prices         Outstanding    Contractual Life     Per Share       Dec. 31, 1996      Per Share
        $ 1.00 - $  1.5     346,300           4 Years           $ 1.40           157,030          $ 1.41
          1.56 -    2.2       1,400           3 Years             1.73               528            1.77
          2.31 -    3.38     93,500           2 Years             2.78            91,704            2.77
          3.88 -    4.13     18,000           1 Year              4.08            18,000            4.08

        $ 1.00 - $  4.13    459,200         2.5 Years           $ 1.79           267,262           $ 2.06

Options outstanding under the plan expire at various dates during the period May
1997 through November 2000.


The Company follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123"), requires use of option valuation models that were not developed for use valuing employee stock options.

Pro forma information regarding net loss and loss per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of Statement 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1995 and 1996: risk-free interest rate of 6.0%; volatility factor of the expected market price of the Company's common stock of .532, and a weighted-average life of the option of three years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:


                             1996              1995

    Pro forma net loss   $ (1,111,522)     $ (1,482,027)

    Pro forma net loss
      per common share         $ (.21)           $ (.28)

The pro forma effect on the net loss for 1995 and 1996 is not representative of the pro forma effect on net loss in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

WARRANTS. During 1995 and 1994, the Company issued five year warrants to outside consultants to purchase 1,000 shares of Common Stock at $1.50 per share. Prior to 1994, the Company issued five year warrants to a consultant to purchase a total of 17,500 shares of Common Stock exercisable at various prices between $2.56 per share and $4.00 per share. The warrants expire on various dates from July 1997 to August 1998.

In connection with the initial public offering of Common Stock in 1991, the Company issued a five year warrant to the underwriter for the purchase of 140,000 shares of Common Stock at $4.35 per share. This warrant expired in 1996.

During 1990, two non-employee board members provided strategic planning, financial and general advisory assistance to the Company. In exchange for their services, the Company granted to each individual a warrant to purchase 75,000 shares of Common Stock at $2.00 per share for a five year period. During 1994, these warrants were extended to September 9, 1999.

In 1990, the Company granted a warrant valued at $1,000 for the purchase of 2,500 shares of Common Stock at $2.00 per share to an equipment leasing company in exchange for lower interest payments on a lease. This warrant expired in 1995.

STOCK AWARD. In December 1993, the Company granted 25,000 shares of restricted stock at no cost to an officer of the Company. The restriction on the shares is removed as the individual completes employment periods with the Company through various dates from 1995 through 1998.

7. LONG-TERM DEBT. The Company entered into a long-term loan agreement with a finance corporation during 1995. The Company borrowed $500,000 and pledged certain printing press assets and U. S. Treasury Debt Securities as collateral.

The Company also entered into a $1 million line of credit agreement with a bank against which $673,000 was outstanding at December 31, 1996. Interest on the outstanding balance is computed at the bank's prime rate plus 1.25% and was 9.5% at December 31, 1996. The line of credit agreement expires on April 9, 1997. The Company pledged as security all inventory, accounts receivable, equipment and general intangibles. In addition, the bank issued a letter of credit in the amount of $196,000 on behalf of the Company to a Japanese company to secure the production and manufacture of several signmaking machines. This letter of credit is secured by the line of credit. The carrying amount of the Company's debt instruments approximates fair value.





Long-term debt as of December 31, 1996 is as follows:

Obligations under long-term debt            $ 382,717
Less current portion                           93,391

                                            $ 289,326

Maturities of long-term debt as of December 31, 1996 are as follows:

     1997                                   $  93,391
     1998                                     103,221
     1999                                     114,087
     2000                                      72,018

                                            $ 382,717


Cash paid during the year for interest was $51,285, $20,393 and $2,799 in 1996, 1995, and 1994, respectively.

8. LEASES. The Company leases its office space under a five year operating lease. The future noncancelable lease payments due on the operating lease as of December 31, 1996 is $491,000. The Company incurred approximately $429,000, $412,000 and $389,000 in rent expense in 1996, 1995, and 1994, respectively.

9. CUSTOMER SALES. No single customer represented a significant portion of total sales. Export sales accounted for 16%, 16%, and 12% of total sales in 1996, 1995, and 1994, respectively.

10. EMPLOYEE BENEFIT PLANS. The Company has a Retirement Profit Sharing and Savings Plan under Section 401(k) of the Internal Revenue Code. The plan allows employees to defer up to 10% of their income on a pre-tax basis through contributions to the plan. The Company may make matching contributions with respect to salary deferral at a percentage to be determined by the Company each year. In 1996, 1995, and 1994, the Company made no matching contributions.

The Company adopted an Employee Stock Purchase Plan effective January 1, 1993. The plan enables employees to contribute up to 10% of their compensation toward the purchase of the Company's Common Stock at 85% of market value. In 1996, 1995, and 1994, 42,852, 90,493 and 49,279 shares, respectively, were purchased by employees under the plan. At December 31, 1996, 222,743 shares are reserved for future employee purchases of Common Stock under the plan.

11. SOURCES OF SUPPLY. The Company currently buys its components of its products from sole suppliers. Although there are a limited number of manufacturers capable of manufacturing its products, management believes that other manufacturers could adapt to provide the products on comparable terms. The time required to locate and qualify other manufacturers, however, could cause a delay in manufacturing that may be financially disruptive to the Company.

12. SUBSEQUENT EVENT. On January 17, 1997, the Company issued 1,376,000 units consisting of 1,376,000 shares of its Common Stock and warrants to purchase an additional 688,000 shares of Common Stock. The Company received net proceeds of approximately $2,900,000, which is available for general corporate purposes. The warrants are exercisable at $2.125 per share and expire in January 2000.



REPORT OF INDEPENDENT AUDITORS
To the Stockholders and Board of Directors
Insignia Systems, Inc.

We have audited the accompanying balance sheets of Insignia Systems, Inc. as of December 31, 1996 and 1995, and the related statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insignia Systems, Inc. at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                        /s/ ERNST & YOUNG LLP

                                        Minneapolis, Minnesota
                                        January 24, 1997


OFFICERS
G. L. HOFFMAN
Chairman, Secretary, President and
Chief Executive Officer

PAUL A. MOQUIST
Executive Vice President, Sales and Operations

JOHN R. WHISNANT
Vice President, Finance


BOARD OF DIRECTORS
G. L. HOFFMAN
Chairman, Secretary, President and
Chief Executive Officer
Insignia Systems, Inc.

ERWIN A. KELEN  (1, 2)
President
Kelen Ventures

GORDON F. STOFER  (1, 2)
Managing General Partner
Cherry Tree Ventures

FRANK D. TRESTMAN  (1, 2)
President
Trestman Enterprises

(1) Audit Committee
(2) Compensation Committee


STOCKHOLDER INFORMATION
CORPORATE OFFICE: Insignia Systems, Inc.
10801 Red Circle Drive, Minnetonka, MN 55343
Phone: (612) 930-8200;   (800) 874-4648
Fax: (612) 930-8222;   (800) 347-9216

ANNUAL MEETING: Thursday, May 8, 1997, 3:30 p.m.
Holiday Inn Express
10985 Red Circle Drive
Minnetonka, MN 55343

TRANSFER AGENT AND REGISTRAR:
Norwest Bank Minnesota, N.A.
P.O. Box 64854, St. Paul, MN 55164-0854
(612) 450-4064;   (800) 468-9716

LEGAL COUNSEL: Lindquist & Vennum
4200 IDS Center, Minneapolis, MN 55402

INDEPENDENT AUDITORS: Ernst & Young LLP
1400 Pillsbury Center, Minneapolis, MN 55402

INVESTOR INQUIRIES: Inquiries should be directed to:
Vice President of Finance, Insignia Systems, Inc.
10801 Red Circle Drive, Minnetonka, MN 55343

FORM 10-K: Shareholders who wish to obtain a copy of the Company's annual report on Form 10-K, filed with the Securities and Exchange Commission for the year ended December 31, 1996, may do so without charge by writing to the Company.

STOCK LISTING: The Company's common stock trades on The Nasdaq Small-Cap Market System under the symbol ISIG. The following table sets forth the range of high and low bid prices reported on the Nasdaq System. These quotations represent prices between dealers and do not reflect retail mark-ups, mark-downs or commissions.

1996                       High               Low

First Quarter              1 5/8             1 3/8
Second Quarter             1 3/4             1 5/16
Third Quarter              2 7/16            1 5/16
Fourth Quarter             2 3/16            1 3/4


1995                        High               Low

First Quarter              1 3/4              1 1/4
Second Quarter             1 3/4              1 1/4
Third Quarter              2                  1 1/4
Fourth Quarter             1 5/8               15/16

As of February 28, 1997, the Company had 186 shareholders of record and approximately 1,000 beneficial owners.

Dividend Policy: The Company has never paid cash dividends on its common stock. The Board of Directors presently intends to retain all earnings for use in the Company's business and does not anticipate paying cash dividends in the foreseeable future.


(Back Cover of the Annual Report)

                        [LOGO] INSIGNIA(R) SYSTEMS, INC.

10801 Red Circle Drive, Minnetonka, MN 55343
Phone: (612) 930-8200 Fax: (612) 930-8222
E-mail: insignia@insignia-sys.com Web: http://www.insignia-sys.com
(C) 1997 Insignia Systems, Inc. All rights reserved. Insignia, Impulse, SIGNright and Stylus are registered trademarks of Insignia Systems, Inc. All other brand names are trademarks of their respective owners. #2160