Form 10-K405, Exhibit 13
period 1997-12-31
INSIGNIA SYSTEMS INC/MN
filed 1998-03-31
CIK 875355

EXHIBIT 13



                                                                  [LOGO]
                                                          INSIGNIA SYSTEMS, INC.






                               ANNUAL REPORT 1997

--------------------------------------------------------------------------------

BUSINESS DESCRIPTION

Insignia Systems, Inc. (the "Company") is the leading marketer of printing equipment, software and related print media products used by retailers to produce their promotional and point-of-sale display materials in-store. Today, Insignia has over 25,000 customers worldwide using Insignia POPS(TM) - the Company's newest in-store marketing program, SIGNright,(R) the Impulse(R) Retail System or Stylus(R) Sign & Label Works software to easily create and print professional point-of-sale signs, labels, posters and flyers. The Company's mission is to help retailers compete more effectively by providing easy-to-use systems and high quality print media supplies. The Company obtains revenue from the sale of signage, sign production equipment and software, and recurring revenue from the sale of sign and label supplies and accessories used with them.

The Company markets its sign systems through indirect distribution channels, its accessories and supplies principally through telemarketers and Insignia POPS through a direct marketing process. Insignia POPS, introduced in July 1997, combines the Company's expertise in signage and in-store merchandising with its Stylus software products to provide for a unique sign to be ordered by a brand manufacturer and placed in a participating super-market. The Company uses independent distributors in Brazil, Germany, Italy, Singapore and over twenty other foreign markets.



TABLE OF CONTENTS

Financial Highlights.......................................................... 2

Letter to Shareholders........................................................ 3

Financial Review.............................................................. 4

Balance Sheets................................................................ 8

Statements of Operations...................................................... 9

Statement of Changes in Stockholders' Equity................................. 10

Statements of Cash Flows..................................................... 11

Notes to Financial Statements................................................ 12

Report of Independent Auditors............................................... 19

Stockholder Information...................................................... 20

FINANCIAL HIGHLIGHTS

(In thousands, except per share amounts)


For the Years Ended
December 31                               1997         1996         1995        1994          1993
---------------------------------------------------------------------------------------------------
Net sales                              $ 13,321     $ 14,667     $ 15,547     $ 16,304     $ 14,249
Operating income (loss)                  (3,393)        (999)      (1,470)        (947)         232
Net income (loss)                        (3,380)        (999)      (1,451)        (909)         366
Net income (loss) per share:
     Basic and diluted                 $   (.50)    $   (.18)    $   (.27)    $   (.17)    $    .07
Shares used in calculation of
  net loss per share:
     Basic and diluted                    6,790        5,404        5,360        5,203        5,254
Working capital                        $  3,462     $  3,512     $  4,351     $  4,952     $  6,094
Total assets                              5,754        6,426        6,832        8,107        8,094
Long-term debt and lease obligation         186          289          383         --             13
Total stockholders' equity                3,795        4,174        5,118        6,413        7,156


TO OUR SHAREHOLDERS

FINANCIAL REVIEW

The Company was incorporated in January 1990 and from September 1990 until November 1996 sold its Impulse(R) Retail System. In November 1996, the Company replaced the Impulse Retail System with the SIGNright(R) system, which performs essentially the same functions. The SIGNright system was being sold primarily by in-house telemarketers and independent sales representatives in the United States and through foreign distributors. As of December 31, 1997, the Company discontinued direct marketing of the SIGNright machine, but continues to market the product through indirect channels. During 1993 the Company began selling Stylus(R), a PC-based sign and label software system.

The following table sets forth, for the periods indicated, certain items in the Company's statements of operations as a percentage of net sales.


Year Ended December 31             1997        1996        1995
----------------------------------------------------------------
Net Sales                         100.0%      100.0%      100.0%
Cost of Sales                      51.3        48.2        47.2
----------------------------------------------------------------
Gross Profit                       48.7        51.8        52.8
Operating Expenses:
   Sales and Marketing             53.0        42.5        45.1
   Product Development             15.1        12.8        14.0
   General and Administrative       3.7         3.3         3.1
   Restructuring Charge             2.4        --          --
----------------------------------------------------------------
Total Operating Expenses           74.2        58.6        62.2
----------------------------------------------------------------
Operating Loss                    (25.5)       (6.8)       (9.4)
Other Income                        0.1        --           0.1
----------------------------------------------------------------
Net Loss                          (25.4)%      (6.8)%      (9.3)%
----------------------------------------------------------------


RESULTS OF OPERATIONS:

NET SALES. Net sales for the year ended December 31, 1997 decreased 9% to $13,321,000 compared to sales of $14,667,000 in 1996. Net sales for 1996 decreased 6% compared to sales of $15,547,000 in 1995.

The decrease in sales in 1997 resulted primarily from a decrease in demand for the SIGNright machine in 1997 compared to the demand for the Impulse machine in 1996. This decrease in demand resulted in machine revenue of $3,808,000 in 1996 compared to machine revenue of $2,334,000 in 1997. The decrease in sales in 1996 resulted primarily from a decreased demand for the Impulse machine compared to 1995.

GROSS PROFIT. The Company's gross profit decreased 15% in 1997 to $6,489,000 as compared to 1996. The gross profit decreased 7% in 1996 as compared to 1995. Gross profit as a percentage of net sales decreased to 48.7% for 1997 compared to 51.8% for 1996 and 52.8% for 1995. The decrease in 1996 and 1997 was due primarily to the overall decrease in net sales. Also, the Company's fixed costs did not decrease in the same proportion as net sales decreased in 1996 and 1997. The Company's foreign sales were 14% in 1997 and 16% in 1995 and 1996. The Company expects that sales to foreign distributors will be approximately 15% in 1998.

FINANCIAL REVIEW

OPERATING EXPENSES. Operating expenses increased 15% in 1997 and decreased 11% in 1996. In 1997 the Company recorded a restructuring charge of $315,000 and also introduced its Insignia POPS program and incurred $1,007,000 of sales expenses which accounted for the 15% increase in 1997. Sales expenses increased 27% in 1997 and decreased 8% in 1996. The increase in 1997 was due to the introduction of the Insignia POPS program and the decrease in 1996 reflected lower commissions due to decreased sales. Marketing expenses decreased 19% in both 1997 and 1996 as a result of an expense reduction effort. General and administrative expenses increased 7% in 1997 and decreased 14% in 1996. The decrease in general and administrative expenses in 1996 was primarily due to the expense reduction effort. The increase in 1997 was due primarily to an increase in rent and bad debt expense. Product development expenses decreased 1% in 1997 and increased 5% in 1996. The Company expects that its operating expenses will decrease significantly as the Company initiated a restructuring plan in January 1998 and eliminated the direct marketing expenses of the SIGNright machine. The Company incurred severance costs in the amount of $80,000 resulting from workforce reductions in 1998.

Operating expenses as a percentage of net sales were 74% in 1997 compared to 59% in 1996 and 62% in 1995. The increase as a percentage of net sales in 1997 was due primarily to the low sales volume of the SIGNright machine and Stylus software. The Company expects its operating expenses as a percentage of net sales to decrease and its net sales to increase at a faster rate than operating expenses as the Company is able to leverage its fixed expenses.

NET LOSS. The Company had a net loss of $3,380,000 in 1997 compared to a net loss of $999,000 in 1996 and a net loss of $1,451,000 in 1995. The loss in 1997 was due to a decrease in margins due to a high proportion of fixed expense allocated to lower sales, a restructuring charge in the amount of $315,000 and the costs of introducing the Insignia POPS program.

LIQUIDITY AND CAPITAL RESOURCES:

The Company has financed its operations with proceeds from public and private equity placements and funds from operations. At December 31, 1997, working capital was $3,462,000 compared to $3,512,000 at December 31, 1996. Cash, cash equivalents and marketable securities decreased $133,000 to $465,000 at December 31, 1997.

Net cash used in operating activities increased $2,497,000, primarily due to the net loss, the decrease in accounts payable, the increase in prepaid expenses and accounts receivable. Accounts payable decreased $157,000 during 1997 primarily due to the differences in timing of the Company's inventory purchasing schedule. Prepaid expenses increased $325,000 during 1997 primarily due to the purchasing schedule for the SIGNright system. Accounts receivable increased $253,000 during 1997 due to some extended terms for SIGNright and Stylus sales during the last half of 1997. The Company expects accounts receivable to remain relatively flat during 1998. The Company also expects inventory levels to remain flat during 1998.

FINANCIAL REVIEW

Net cash of $546,000 was used in investing activities. The net cash decrease was due to the purchase of marketable securities in the amount of $1,812,000 offset by the maturity of marketable securities in the amount of $1,497,000 and the purchase of property and equipment of $231,000.

Net cash of $2,595,000 was provided by financing activities, primarily due to proceeds from the issuance of common stock of $2,996,000 offset by principal payments on long term debt of $93,000 and payments to the line of credit in the amount of $308,000.

The Company anticipates that its working capital needs will continue to increase due to the expected growth in the Insignia POPS program. In December of 1997, the Company entered into a loan agreement with a commercial financing division of a U.S. Bank. The bank issued the Company a line of credit in the amount of $3,000,000 of which $2,635,000 was available at December 31, 1997. The Company believes that with this line of credit, it will have sufficient capital resources to fund its current business operations and anticipated growth for the foreseeable future.

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

FINANCIAL REVIEW

6.   RELIANCE ON LICENSED PROPRIETARY RIGHTS.

     All patents on or other proprietary rights to the Impulse and SIGNright systems, and the associated bar-codes on the sign cards, are held by a third-party developer (the "Developer"), which is independent of the Company. The Company has a non-exclusive license to market and sell (but not manufacture) the Impulse and SIGNright systems. A patent covering certain aspects of the Impulse and SIGNright systems have been obtained in the Developer's name by the Company. There is no assurance that any such patents would offer the Company a meaningful competitive advantage, since competitors might employ non-infringing technology, and such patents may be subject to challenge by third parties. Any disruption in the Company's relationship with the Developer or termination of the Company's license with the Developer could have a serious adverse effect on the Company.

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

11.  YEAR 2000.

     The year 2000 is not expected to have a material impact on the Company. Future developments will be required to be year 2000 compliant and should not have a material adverse effect on the Company.

BALANCE SHEETS


As of December 31                                                      1997              1996
-------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
      Cash and cash equivalents                                    $          0     $    448,668
      Marketable securities                                             464,837          149,427
      Accounts receivable - net of $204,000 allowance in 1997
        and $135,000 in 1996                                          2,712,505        2,644,851
      Inventories                                                     1,617,578        2,015,963
      Prepaid expenses                                                  540,028          215,562
-------------------------------------------------------------------------------------------------
      Total Current Assets                                            5,334,948        5,474,471

PROPERTY AND EQUIPMENT:
      Production tooling, machinery and equipment                     1,902,704        1,862,311
      Office furniture and fixtures                                     356,099          364,119
      Computer equipment                                                978,952          780,675
      Leasehold improvements                                            312,420          312,420
-------------------------------------------------------------------------------------------------
                                                                      3,550,175        3,319,525
      Accumulated depreciation and amortization                      (3,030,500)      (2,368,221)
-------------------------------------------------------------------------------------------------
      Total Property and Equipment                                      519,675          951,304
-------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                       $  5,854,623     $  6,425,775
-------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
      Accounts payable                                             $    424,361     $    682,161
      Accrued compensation and benefits                                 234,291          229,019
      Accrued expenses                                                  245,028           93,534
      Deferred revenue                                                  361,976           93,924
      Warranty reserve                                                   98,430           42,840
      Other                                                              40,523           54,313
      Line of credit                                                    365,447          673,281
      Current portion of long-term debt                                 103,221           93,391
-------------------------------------------------------------------------------------------------
      Total Current Liabilities                                       1,873,277        1,962,463

LONG-TERM DEBT                                                          186,104          289,326
COMMITMENTS (SEE NOTES 4 & 8)
STOCKHOLDERS' EQUITY:
      Common stock, par value $.01:
          Authorized shares - 20,000,000
          Issued and outstanding shares - 6,857,721 in 1997 and
            5,403,858 in 1996                                            68,578           54,039
      Additional paid-in capital                                     13,083,563       10,102,397
      Unearned compensation                                              (2,250)          (7,313)
      Accumulated deficit                                            (9,354,649)      (5,975,137)
-------------------------------------------------------------------------------------------------
      Total Stockholders' Equity                                      3,795,242        4,173,986
-------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                         $  5,854,623     $  6,425,775
-------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES

STATEMENTS OF OPERATIONS


Year Ended December 31                                    1997             1996             1995
----------------------------------------------------------------------------------------------------
NET SALES                                            $ 13,321,124     $ 14,667,382     $ 15,546,723
Cost of Sales                                           6,832,609        7,063,836        7,339,659
----------------------------------------------------------------------------------------------------
   Gross Profit                                         6,488,515        7,603,546        8,207,064

OPERATING EXPENSES:
   Sales                                                5,557,557        4,381,247        4,738,794
   Marketing                                            1,501,242        1,845,730        2,280,458
   Product development                                    493,686          498,160          476,549
   General and administrative                           2,014,322        1,877,411        2,181,165
   Restructuring Charge                                   314,568             --               --
----------------------------------------------------------------------------------------------------
      Total Operating Expenses                          9,881,375        8,602,548        9,676,966
----------------------------------------------------------------------------------------------------
         Operating Loss                                (3,392,860)        (999,002)      (1,469,902)

OTHER INCOME (EXPENSE):
   Interest income                                         84,667           46,751           62,551
   Interest expense                                       (56,717)         (64,911)         (23,828)
   Other income (expense)                                 (14,602)          17,936          (20,223)
----------------------------------------------------------------------------------------------------
      NET LOSS                                       $ (3,379,512)    $   (999,226)    $ (1,451,402)
----------------------------------------------------------------------------------------------------

Net loss per share:
   Basic and diluted                                 $       (.50)    $       (.18)    $       (.27)
----------------------------------------------------------------------------------------------------
Shares used in calculation of net loss per share:
   Basic and diluted                                    6,790,484        5,403,741        5,359,918
----------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                        Common Stock          Additional
                                  ------------------------      Paid-In        Unearned      Accumulated
                                    Shares        Amount        Capital      Compensation       Deficit         Total
-------------------------------------------------------------------------------------------------------------------------
BALANCE AT JAN. 1, 1995           5,216,436    $    52,164    $ 9,921,686    $   (36,188)    $(3,524,509)    $ 6,413,153
Exercise of stock options            54,077            541         29,459           --              --            30,000
Employee stock purchase plan         90,493            905        104,972           --              --           105,877
Amortization of stock grant            --             --             --           20,063            --            20,063
Net loss                               --             --             --             --        (1,451,402)     (1,451,402)
-------------------------------------------------------------------------------------------------------------------------

BALANCE AT DEC. 31, 1995          5,361,006         53,610     10,056,117        (16,125)     (4,975,911)      5,117,691
Employee stock purchase plan         42,852            429         46,280           --              --            46,709
Amortization of stock grant            --             --             --            8,812            --             8,812
Net loss                               --             --             --             --          (999,226)       (999,226)
-------------------------------------------------------------------------------------------------------------------------

BALANCE AT DEC. 31, 1996          5,403,858         54,039     10,102,397         (7,313)     (5,975,137)      4,173,986
Sale of common stock              1,373,660         13,737      2,890,471           --              --         2,904,208
Exercise of stock options            13,768            138         13,630           --              --            13,768
Employee stock purchase plan         66,435            664         77,065           --              --            77,729
Amortization of stock grant            --             --             --            5,063            --             5,063
Net loss                               --             --             --             --        (3,379,512)     (3,379,512)
-------------------------------------------------------------------------------------------------------------------------
BALANCE AT DEC. 31, 1997          6,857,721    $    68,578    $13,083,563    $    (2,250)    $(9,354,649)    $ 3,795,242
-------------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES

STATEMENTS OF CASH FLOWS


Year Ended December 31                                              1997            1996            1995
------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
   Net loss                                                     $(3,379,512)    $  (999,226)    $(1,451,402)
   Adjustments to reconcile net loss to net
   cash used in operating activities:
         Depreciation and amortization                              662,279         540,192         647,667
         Provision for bad debt expense                             185,000          70,000          80,500
         Provision for obsolete inventory                            71,500          47,500          79,616
         Amortization of unearned compensation                        5,063           8,812          20,063
   Changes in operating assets and liabilities:
         Accounts receivable                                       (252,654)       (479,477)          5,784
         Inventories                                                326,885         (35,897)       (181,208)
         Prepaid expenses                                          (324,466)        116,056         102,014
         Accounts payable                                          (156,872)       (101,890)       (347,182)
         Accrued compensation and benefits                            5,272           6,317         (79,358)
         Deferred revenue                                           268,052          73,047          20,877
         Warranty reserve                                            55,590         (31,160)        (10,000)
         Accrued expenses and other                                 137,705           2,789         (31,878)
------------------------------------------------------------------------------------------------------------
         Net Cash Used in Operating Activities                   (2,497,086)       (782,937)     (1,144,507)

INVESTING ACTIVITIES:
   Purchases of property and equipment                             (230,651)       (341,980)       (335,595)
   Purchase of marketable securities                             (1,812,307)     (1,114,271)       (510,154)
   Maturity/sale of marketable securities                         1,496,897       1,468,750       1,036,923
------------------------------------------------------------------------------------------------------------
         Net Cash (Used In) Provided By Investing Activities       (546,061)         12,499         191,174

FINANCING ACTIVITIES:
   Net change in line of credit                                    (307,834)        673,281            --
   Proceeds from issuance of long-term debt                            --              --           500,000
   Proceeds from issuance of Common Stock                         2,995,704          46,709         135,877
   Principal payments on long-term debt                             (93,391)        (84,497)        (32,786)
------------------------------------------------------------------------------------------------------------
         Net Cash Provided by Financing Activities                2,594,479         635,493         603,091
------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                   (448,668)       (134,945)       (350,242)
Cash and Cash Equivalents at Beginning of Year                      448,668         583,613         933,855
------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                        $         0     $   448,668     $   583,613
------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS. Insignia Systems, Inc. (the "Company") develops and markets signage and related products to retail markets. The SIGNright(R) system, is an easy-to-use, affordable sign making system. The system produces high quality signs on sign cards provided by the Company. Through December, 1997 the product was sold primarily by telephone sales representatives and independent sales representatives. As of December, 1997 the Company discontinued direct marketing of the SIGNright machine, but will continue to market the product through indirect channels. The Company's second major product, tradenamed Stylus(R), is a PC-based sign and label software system. It is sold through direct sales as well as by telephone sales representatives. Both the SIGNright system and Stylus are sold through foreign distributors. The Company's third major product, Insignia POPS(TM) combines the Company's store merchandising expertise with the Stylus software to provide for a unique sign to be placed in a participating supermarket. Insignia POPS is sold primarily through direct sales.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

     CASH EQUIVALENTS. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     REVENUE RECOGNITION. The Company recognizes revenue associated with equipment and sign card sales at the time the products are shipped to customers. Revenue associated with software sales and maintenance agreements are recognized over the life of the contract.

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

     PRODUCTION TOOLING COSTS. Expenditures relating to the purchase and installation of production tooling are capitalized and amortized over the anticipated useful life of the product.

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

NOTES TO FINANCIAL STATEMENTS

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

     NET LOSS PER COMMON SHARE. In 1997, the Financial Accounting Standards Board issued Statement No. 128, EARNINGS PER SHARE (Statement 128). Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to fully diluted earnings per share under the previous rules. All earnings per share amounts for all periods have been presented and, where necessary, restated to conform to the Statement 128 requirements. Diluted earnings per share is not presented as the effect of outstanding options and warrants is antidilutive.

     ADVERTISING COSTS. Advertising costs are charged to operations as incurred. Advertising expenses were approximately $677,195, $768,786, and $989,520 in 1997, 1996 and 1995, respectively.

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

3. RESTRUCTURING PROGRAM. During January 1998, the Company implemented a restructuring program (Program) to achieve a more focused marketing strategy regarding the selling of SIGNright machines. This marketing strategy eliminated the marketing and selling of SIGNright machines through direct channels. This resulted in the Company streamlining and downsizing its operations by reducing its workforce and consolidating certain employee groups. As a result of this Program, the Company reduced its workforce from 130 full time employees to 93 full time employees. The Company took a charge to earnings in December 1997 due to this restructuring in the amount of $315,000. This $315,000 charge is comprised of a $141,000 charge associated with the writing off of capitalized production tooling costs of the SIGNright machine, resulting in twelve months of unamortized costs, and $174,000 of accrued rental costs associated with a portion of the leased facility which in 1998 will be permanently idle and separate from the remaining utilized lease space. The Company incurred severance costs in the amount of $80,000 in January 1998 as a result of this workforce reduction.

NOTES TO FINANCIAL STATEMENTS

4. MARKETABLE SECURITIES. Marketable securities consist of U.S. Treasury Debt Securities which mature in October, 1998. Approximately $140,000 of these notes are pledged as collateral for the loan agreement (see Note 7). Investments are classified as available-for-sale and are stated at amortized cost which approximates fair market value.

5.   COMMITMENTS.

     PRODUCT DESIGN AGREEMENTS. The Company entered into an exclusive agreement with the developer of the Impulse machine whereby in exchange for all rights to market the product, the Company would pay royalties of $21 per machinepurchased by the Company and was to make all reasonable efforts to purchase 20,000 units by December 31, 1994. Since the Company did not purchase the required number of units by December 31, 1994, the Company no longer has a guarantee of exclusivity. However, the developer does not intend to grant similar rights to another company. The Company could regain the guarantee of exclusive rights by prepaying royalties on any remaining units. The Company has ceased selling the Impulse machine as of December 31, 1996.

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

     HARDWARE PURCHASE AGREEMENT. The Company has a purchase agreement with a Japanese company that holds the rights to supply its SIGNright machine. As of December 31, 1997, the Company had a purchase commitment for 2,000 SIGNright machines in the approximate amount of $700,000. As of December 31, 1997, the Company had paid $350,000 of this commitment. In addition, before beginning production, the Company paid for tooling, equipment and development expenditures of approximately $248,000. The purchase price for the SIGNright machine is payable in Japanese yen and therefore the dollar value of such payments may fluctuate with exchange rates.

6. INCOME TAXES. At December 31, 1997, the Company had net operating loss carryforwards of approximately $7,832,000 which are available to offset future taxable income through 2012. These carryforwards are subject to the limitations of Internal Revenue Code Section 382. This section provides limitations on the availability of net operating losses to offset current taxable income if significant ownership changes have occurred for federal tax purposes.

NOTES TO FINANCIAL STATEMENTS

Significant components of the deferred tax assets are as follows:

As of December 31                           1997                1996
------------------------------------------------------------------------

DEFERRED TAX ASSETS:

Net operating loss carryforwards        $ 2,897,600         $ 1,919,100

Depreciation and amortization               106,900             119,200

Accounts receivable allowance                75,600              50,100

Allowance for machine returns                36,400              15,900

Inventory reserve                           134,400              66,700

Restructuring reserve                       110,500                --

Other                                        50,000              51,500
------------------------------------------------------------------------

Total deferred tax asset                  3,411,400           2,222,500

Valuation allowance                      (3,411,400)         (2,222,500)
------------------------------------------------------------------------

Net deferred tax assets                 $      --           $      --

7.   STOCK OPTIONS, WARRANTS AND AWARDS.

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

     The following table summarizes activity under the plan:

                                     Plan            Plan           Weighted
                                    Shares          Options     Average Exercise
                             Available For Grant  Outstanding   Price Per Share
--------------------------------------------------------------------------------

Balance at December 31, 1994         56,120         379,900        $   2.10
   Granted                         (126,500)        126,500            1.42
   Cancelled                        117,223        (117,223)           1.99
   Exercised                           --           (54,077)           0.53

Balance at December 31, 1995         46,843         335,100            2.16
   Shares reserved                  300,000            --              --
   Granted                         (223,400)        223,400            1.92
   Cancelled                         99,300         (99,300)           2.25
   Exercised                           --              --              --

Balance at December 31, 1996        222,743         459,200            1.79
   Granted                         (199,000)        199,000            2.84
   Cancelled                          5,632          (5,632)           2.86
   Exercised                           --           (13,768)           2.59

Balance at December 31, 1997         29,375         638,800            1.98

The number of options exercisable under the plan were:

   December 31, 1995                218,805
   December 31, 1996                267,262
   December 31, 1997                342,523

NOTES TO FINANCIAL STATEMENTS

The following table summarizes information about the stock options outstanding at December 31, 1997:

                                         Options Outstanding                             Options Exercisable
                         ----------------------------------------------------    ----------------------------------
                                             Weighted             Weighted                              Weighted
        Range Of                             Average              Average            Number              Average
        Exercise            Number          Remaining          Exercise Price    Exercisable at      Exercise Price
         Prices          Outstanding     Contractual Life         Per Share       Dec. 31, 1997         Per Share
--------------------------------------------------------------------------------------------------------------------
     $ 1.50 - $ 3.63       217,000           5 Years               $ 2.54            33,000              $ 3.48
       1.44 -   1.63       215,200           4 Years                 1.37           135,065                1.37
       1.00 -   1.88       128,300           3 Years                 1.46            97,126                1.46
       2.13 -   3.38        16,300           2 Years                 3.15            16,300                3.15
       1.63 -   3.25        62,000           1 Year                  2.67            61,966                2.67
--------------------------------------------------------------------------------------------------------------------

     $ 1.00 - $ 3.63       638,800           3 Years               $ 1.98           342,523             $ 1.93


Options outstanding under the plan expire at various dates during the period February 1998 through December 2002.

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

     Pro forma information regarding net loss and loss per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of Statement 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1996: risk-free interest rate of 6.0%; volatility factor of the expected market price of the Company's common stock of .532, and a weighted-average life of the option of three years; and for 1997: risk-free interest rate of 6.0%; volatility factor of the expected market price of the Company's common stock of .882, and a weighted-average life of the option of three years.

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

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                1997              1996              1995
----------------------------------------------------------------------------

Pro forma
net loss                    $(3,508,528)      $(1,111,522)      $(1,482,027)

Pro forma
net loss per
common
share                       $      (.52)      $      (.21)      $      (.28)

NOTES TO FINANCIAL STATEMENTS

     The pro forma effect on the net loss for 1995, 1996 and 1997 is not representative of the pro forma effect on net loss in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

     WARRANTS. During 1995, the Company issued five year warrants to an outside consultant to purchase 1,000 shares of Common Stock at $1.50 per share. Prior to 1995, the Company issued five year warrants to consultants to purchase a total of 17,500 shares of Common Stock exercisable at various prices between $2.56 per share and $4.00 per share. The warrants expire on various dates from August 1998 to November 1999.

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

     During 1997, a non-employee Board member providing strategic planning and advisory assistance to the Company was granted a warrant to purchase 25,000 shares of common stock at $2.31 per share. The warrant will expire in five years.

     STOCK AWARD. In December 1993, the Company granted 25,000 shares of restricted stock at no cost to an officer of the Company. The restriction on the shares is removed as the individual completes employment periods with the Company through various dates from 1995 through 1998.

8. FINANCING AGREEMENTS AND LONG-TERM DEBT. The Company entered into a $3 million line of credit agreement with a finance corporation against which $365,000 was outstanding at December 31, 1997. The minimum amount of interest due and payable in any month under the line of credit agreement will not be less than $7,500. The line of credit agreement accrues interest at a rate of 2 percent over the bank's reference rate per annum and expires on December 29, 1999. The Company pledged as security all inventory, accounts receivable, equipment and general intangibles. The carrying amount of the Company's debt instruments approximates fair value. The Company also has a long-term loan agreement with a finance corporation which accrues interest at a rate of 10.05 percent per annum and expires on August 1, 2000. In 1995 the Company borrowed $500,000 and pledged certain printing press assets and U. S. Treasury Debt Securities as collateral against this facility.

     Long-term debt as of December 31, 1997 is as follows:

     Obligations under long-term debt                 $ 289,325
     Less current portion                               103,221
----------------------------------------------------------------

                                                      $ 186,104
----------------------------------------------------------------

     Maturities of long-term debt as of December 31, 1997 are as follows:

     1998                                             $ 103,221
     1999                                               114,087
     2000                                                72,017
----------------------------------------------------------------

                                                      $ 289,325
----------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS

     Cash paid during the year for interest was $56,166, $51,285, and $20,393 in 1997, 1996, and 1995, respectively.

9. LEASES. The Company leases its office space under a five year operating lease. The term of the operating lease is January 1, 1994 through December 31, 1998. The future noncancelable lease payments due on the operating lease as of December 31, 1997 is $555,120. The Company incurred approximately $506,000, $429,000, and $412,000 in rent expense in 1997, 1996, and 1995, respectively.

10. CUSTOMER SALES. No single customer represented a significant portion of total sales. Export sales accounted for 14%, 16%, and 16% of total sales in 1997, 1996, and 1995, respectively.

11. EMPLOYEE BENEFIT PLANS. The Company has a Retirement Profit Sharing and Savings Plan under Section 401(k) of the Internal Revenue Code. The plan allows employees to defer up to 10% of their income on a pre-tax basis through contributions to the plan. The Company may make matching contributions with respect to salary deferral at a percentage to be determined by the Company each year. In 1997, 1996, and 1995, the Company made no matching contributions.

     The Company adopted an Employee Stock Purchase Plan effective January 1, 1993. The plan enables employees to contribute up to 10% of their compensation toward the purchase of the Company's Common Stock at 85% of market value. In 1997, 1996, and 1995, 66,435, 42,852, and 90,493 shares, respectively, were purchased by employees under the plan. At December 31, 1997, 150,941shares are reserved for future employee purchases of Common Stock under the plan.

12. SOURCES OF SUPPLY. The Company currently buys the components of its products from sole suppliers. Although there are a limited number of manufacturers capable of manufacturing its products, management believes that other manufacturers could adapt to provide the products on comparable terms. The time required to locate and qualify other manufacturers, however, could cause a delay in manufacturing that may be financially disruptive to the Company.

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors,
Insignia Systems, Inc.

We have audited the accompanying balance sheets of Insignia Systems, Inc. as of December 31, 1997 and 1996, and the related statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insignia Systems, Inc. at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP


Minneapolis, Minnesota
February 6, 1998

OFFICERS

G. L. HOFFMAN
Chairman and Secretary

SCOTT F. DRILL (Effective February 24, 1998)
President and Chief Executive Officer

PAUL A. MOQUIST
Executive Vice President, Sales and Operations

JOHN R. WHISNANT
Vice President, Finance


BOARD OF DIRECTORS

G. L. HOFFMAN
Chairman and Secretary
Insignia Systems, Inc.

Scott F. Drill (Effective February 24, 1998)
President and Chief Executive Officer
Insignia Systems, Inc.

ERWIN A. KELEN (1, 2)
President
Kelen Ventures

DON E. SCHULTZ (1, 2)
President
Agora, Inc.

GORDON F. STOFER (1, 2)
Managing General Partner
Cherry Tree Ventures

FRANK D. TRESTMAN (1, 2)
President
Trestman Enterprises

(1) Audit Committee
(2) Compensation Committee


STOCKHOLDER INFORMATION

CORPORATE OFFICE: Insignia Systems, Inc.
10801 Red Circle Drive, Minnetonka, MN 55343
Phone: (612) 930-8200; (800) 874-4648
Fax: (612) 930-8222; (800) 347-9216

ANNUAL MEETING:
Thursday, May 21, 1998, 9:00 a.m.
Insignia Systems, Inc. Headquarters
10801 Red Circle Drive, Minnetonka, MN 5534

TRANSFER AGENT AND REGISTRAR:
Norwest Bank Minnesota,
N.A.P.O. Box 64854, St. Paul, MN
55164-0854 (612) 450-4064; (800) 468-9716

LEGAL COUNSEL: Lindquist & Vennum
4200 IDS Center, Minneapolis, MN 55402

INDEPENDENT AUDITORS: Ernst & Young LLP
1400 Pillsbury Center, Minneapolis, MN 55402

INVESTOR INQUIRIES: Inquiries should be directed to: Vice President of Finance, Insignia Systems, Inc. 10801 Red Circle Drive, Minnetonka, MN 55343

FORM 10-K: Shareholders who wish to obtain a copy of the Company's annual report on Form 10-K, filed with the Securities and Exchange Commission for the year ended December 31, 1997, may do so without charge by writing to the Company.

STOCK LISTING: The Company's common stock trades on The Nasdaq Small-Cap Market System under the symbol ISIG. The following table sets forth the range of high and low bid prices reported on the Nasdaq System. These quotations represent prices between dealers and do not reflect retail mark-ups, mark-downs or commissions.

1997                                High                    Low
-----------------------------------------------------------------

First Quarter                       4 5/8                 1 13/16
Second Quarter                      4                     2 5/16
Third Quarter                       3 3/8                 2 1/2
Fourth Quarter                      2 5/8                 1 1/32

1996                                High                    Low
-----------------------------------------------------------------

First Quarter                       1 5/8                 1 3/8
Second Quarter                      1 3/4                 1 5/16
Third Quarter                       2 7/16                1 5/16
Fourth Quarter                      2 3/16                1 3/4

As of March 17, 1998, the Company had 145 shareholders of record and approximately 1,050 beneficial owners.

DIVIDEND POLICY: The Company has never paid cash dividends on its common stock. The Board of Directors presently intends to retain all earnings for use in the Company's business and does not anticipate paying cash dividends in the foreseeable future.

                                     [LOGO]
                             INSIGNIA SYSTEMS, INC.

                  10801 Red Circle Drive, Minnetonka, MN 55343
                    Phone: (612) 930-8200 Fax: (612) 930-8222
      E-mail: insignia@insigniasystems.com   Web: www.insigniasystems.com

(C) 1998 Insignia Systems, Inc. All rights reserved. Insignia, Impulse, SIGNright and Stylus are registered trademarks of Insignia Systems, Inc. Insignia POPS is a trademark of Insignia Systems, Inc. All other brand names are trademarks of their respective owners. #2806 3/98